Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES

FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE: May 5, 2014

All dollar amounts are presented in U.S. dollars.

VANCOUVER, British Columbia – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the “Company” or “Ritchie Bros.”), the world’s largest industrial auctioneer, announces net earnings of $14.3 million, or $0.13 per diluted share1, for the three months ended March 31, 2014. This is a 2% increase compared to net earnings of $14.0 million, or $0.13 per diluted share, generated in the same quarter last year. The Company’s revenues for the first quarter of 2014 declined by 3% to $98.6 million compared to $102.1 million for the same period in 2013, primarily as a result of the quarter’s revenue rate. Selling, general and administrative expenses, excluding depreciation and amortization, for the first quarter of 2014 decreased by 1% from the same period in 2013. Net earnings for the quarter also benefited from the effects of a favorable tax rate and foreign exchange gains.

“We are generally pleased with our performance during the first quarter, despite the weather challenges our customers faced in certain markets. Gross auction proceeds grew marginally compared to the same quarter last year, but the effects of a more familiar revenue rate offset that GAP growth,” noted Peter Blake, Chief Executive Officer of Ritchie Bros. Auctioneers.

“We continue to focus on growing and enhancing the performance of our global sales team. During the first quarter of 2014 we added more Territory Managers to our sales force, ending the quarter with 287 TMs, a 5% increase in the first three months of 2014. We are actively investing in our revenue producers as they will help drive our long-term growth, and we continue to allocate more resources to regions where we see opportunities to gain further market share.”

During the first quarter of 2014, the Company conducted 35 unreserved industrial auctions in 11 countries throughout North America, Europe, the Middle East and Australia.

Gross auction proceeds and revenues

Gross auction proceeds (“GAP”)2 were $855.4 million for the first quarter of 2014, a 1% increase compared to the same quarter of 2013. This increase was due in part to an increased volume of underwritten business in the first three months of 2014 as compared to the same period in 2013. EquipmentOne, the Company’s online equipment marketplace, contributed $18.7 million of gross transaction value (“GTV”)2 to GAP in the first quarter of 2014 compared to $20.4 million3 in the same period of 2013. GTV is comprised of the value of the items sold on EquipmentOne and the fees earned through EquipmentOne’s buyers’ premiums.

The Company’s revenue rate (revenues as a percentage of GAP) during the first quarter of 2014 was 11.53%, more in line with the Company’s historical average but a decrease from the 12.07% revenue rate achieved in the same quarter of 2013.

[1]	Net earnings and diluted earnings per share have been presented excluding non-controlling interest in Ritchie Bros. Financial Services and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our consolidated financial statements.
[2]	See Non-GAAP Financial Measures for a description of this measure.
[3]	The comparative period GTV was disclosed as $18.7 million in the 2013 first quarter press release dated April 30, 2013 and has been revised in their presentation above through the addition of $1.7 million in buyers’ premiums for a total $20.4 million contribution to GAP.

Revenue and revenue rate declined in the first quarter ended March 31, 2014 due to the performance of the Company’s underwritten business. The Company’s underwritten business, which is comprised of guarantee and inventory contracts, represented 24% of GAP in the first quarter of 2014, compared to 20% in the same period of 2013.

Quarterly dividend

The Company also announces the declaration of a quarterly cash dividend of $0.13 per common share payable on June 13, 2014 to shareholders of record on May 23, 2014.

Leadership transition

Ritchie Bros.’ Board of Directors is in an advanced stage of selecting a new Chief Executive Officer (“CEO”) for the Company. As disclosed last quarter, Mr. Blake plans to lead the Company until his responsibilities are transitioned to the new CEO, and will continue to advise the executive team to ensure a diligent and seamless transition process.

Online bidding statistics

Ritchie Bros. sold approximately $323 million of equipment, trucks and other assets to online buyers during the first quarter of 2014, a 12% increase compared to the same period of 2013. Online buyers represented 38% of GAP during the first quarter of 2014. Internet bidders comprised over 55% of the total bidder registrations at Ritchie Bros. industrial auctions in the first quarter of 2014.

Website statistics

The Company’s websites attracted approximately 1.8 million unique visitors in total in the first quarter of 2014. The Ritchie Bros. website (www.rbauction.com), which is a gateway to the Company’s online bidding system and showcases upcoming auctions and equipment to be sold, attracted approximately 1.6 million unique visitors in the first quarter of 2014. Unique visitors to Ritchie Bros.’ EquipmentOne website (www.equipmentone.com), the Company’s online equipment marketplace, doubled to approximately 0.2 million in the first quarter of 2014.

Upcoming auctions

There are currently 87 unreserved auctions on the 2014 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe, the Middle East, Asia and Australia.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended March 31, 2014, at 8:00 am Pacific Time / 11:00 am Eastern Time on May 5, 2014.

To listen to the conference call, please access the webcast at the following link:

http://www.rbauction.com/investors

A replay will be available on the website shortly after the call.

Non-GAAP measures

The term gross auction proceeds represents the total proceeds from all items sold by Ritchie Bros, including auction proceeds and EquipmentOne’s gross transaction value. The term gross transaction value represents the total value of items sold on EquipmentOne and the fees earned by the Company through EquipmentOne’s buyers’ premiums. The Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance. They are not measures of the Company’s financial performance, liquidity or revenue and are not presented in the Company’s consolidated financial statements. The Company believes that revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP. Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding: future results, including potential growth from investments in revenue producers and any market share growth; and the selection of a new CEO. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s recent initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; completion of the CEO selection process; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Gross auction proceeds (1)	$855,377	$845,353

Revenues	$98,588	$102,058
Direct expenses	10,300	9,361

	88,288	92,697
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	59,972	60,769
Depreciation and amortization	10,597	10,320

	70,569	71,089

Earnings from operations	17,719	21,608
Other income (expense):
Foreign exchange gain	1,291	95
Gain (loss) on disposition of property, plant and equipment	71	(11)
Other income (expense)	807	(14)

	2,169	70

Finance income (costs):
Finance income	508	547
Finance costs	(1,419)	(1,764)

	(911)	(1,217)

Earnings before income taxes	18,977	20,461
Income taxes	4,459	6,415

Net earnings	$14,518	$14,046

Net earnings attributable to:
Equity holders of the parent	14,257	13,989
Non-controlling interest	261	57

	14,518	14,046

Attributable to equity holders of the parent:
Net earnings per share—basic	$0.13	$0.13
Net earnings per share—diluted	$0.13	$0.13
Weighted average shares outstanding	107,047,253	106,641,063
Diluted weighted average shares outstanding	107,302,176	107,024,808

(1)	EquipmentOne buyers’ premium fees of $1.6 million have been included in GAP for the three months ended March 31, 2014, whereas GAP for the three months ended March 31, 2013 excludes $1.7 million of EquipmentOne buyers’ premium fees earned in that comparative period.

Selected Balance Sheet Data (USD thousands)	As at March 31, 2014	As at December 31, 2013
Current assets	$520,565	$398,379
Current liabilities	437,702	288,331

Working capital	$82,863	$110,048
Total assets	$1,280,529	$1,162,295
Non-current borrowings	$115,005	$147,234
Total parent company shareholders’ equity	$695,780	$694,017

Selected Operating Data (unaudited)	Three months ended March 31, 2014	Three months ended March 31, 2013
Revenues as percentage of gross auction proceeds	11.53%	12.07%
Number of consignments at industrial auctions	8,900	8,750
Number of bidder registrations at industrial auctions	90,000	86,000
Number of buyers at industrial auctions	21,900	21,450
Number of lots at industrial auctions	62,500	62,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	35	36
Number of vice presidents of sales, regional sales managers and territory managers (“revenue producers”)	358	344
Number of territory managers	287	273

Average Industrial Auction Data (unaudited)	Three months ended March 31, 2014	Three months ended March 31, 2013
Gross auction proceeds	$22.7 million	$22.1 million
Bidder registrations	2,575	2,384
Consignors	255	242
Lots	1,784	1,717

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com